GRUPO FINANCIERO / GALICIA
FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com



         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       SECOND QUARTER ENDED JUNE 30, 2004

          (Buenos Aires, Argentina, Aug 11, 2004) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL and GGAL6 /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2004, ended June 30, 2004.

NET LOSS FOR THE QUARTER ENDED JUNE 30, 2004
--------------------------------------------

          Net loss for the first quarter ended June 30, 2004, was Ps. 0.8 million, or Ps. (0.001) per share, equivalent to Ps. (0.01) per ADS.

          This result was mainly generated by our participation in the gain of Ps. 2.6 million obtained by Banco de Galicia y Buenos Aires S.A. ("the Bank"), the interest accrued corresponding to the subordinated bond received as consideration in the capital increase (Ps. 14.4 million), the exchange difference on our dollar-dominated assets (Ps. 7.3 million), more than compensated by the personal assets tax and the registration of the income tax of the period (Ps. 12.7 million), and the adjustment of the deferred tax of Banco Galicia's subsidiaries (Ps. 7.8 million).

          Grupo Galicia's financial statements, comparative tables and exhibits, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistic and Census (INDEC).

          Beginning in the quarter ended September 30, 2003 the information that is exposed includes the consolidation on a line-by-line basis of the financial statements of Galicia Uruguay, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and its subsidiaries. In consequence, the quarter ended September 30, 2003 includes in each line of the consolidated income statement the results corresponding to the nine months of the aforementioned companies, not affecting the consolidated net income.

          The table below shows results per share information, based on Grupo Galicia's financial statements.

                                                     GRUPO FINANCIERO / GALICIA

                                                                  In pesos
------------------------------------------------------------------------------------------------
                                                   FY 2004      FY 2003     six months ended at:
                                                   -------      -------     --------------------
Earnings per Share                                    2Q           2Q
                                                   06/30/04     06/30/03    06/30/04    06/30/03
-------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)                1,164,451    1,092,407   1,128,429   1,092,407
Total Shares Outstanding (in thousands)            1,241,407    1,092,407   1,241,407   1,092,407
Book Value per Share                                   1.280        1.436       1.280       1.436
Book Value per ADS                                    12.800       14.360      12.800      14.360
Earnings per Share(*)                                (0.001)      (0.062)     (0.100)     (0.053)
Earnings per ADS(*)                                  (0.010)      (0.620)     (1.000)     (0.530)
--------------------------------------------------------------------------------------------------
(*)1 ADS = 10 ordinary shares


Grupo Galicia's second quarter net income represents an annualized return of 0.11% on average assets and (0.22%) on average shareholders' equity.


                                                       Percentage
-------------------------------------------------------------------------------------
                                             FY 2004   FY 2003   six months ended at:
                                             -----------------   --------------------
Profitability                                   2Q       2Q      06/30/04    06/30/03
                                                 %        %             %           %
-------------------------------------------------------------------------------------
Return on Average Assets(*)                   0.11     (1.19)    (0.96)       (0.42)
Return on Average Shareholders Equity(*)     (0.22)    (17.43)   (15.52)      (7.38)
-------------------------------------------------------------------------------------
(*) Annualized.

NET INCOME BY BUSINESS
----------------------

          The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

          The "Income from stake in Sudamericana Holding" line includes Grupo Galicia's participation in the company's results as of March 2004 and the company's goodwill amortization.

          The "Income from stake in Galicia Warrants" line includes Grupo Galicia's participation in the company's results as of April 2004 and the company's goodwill amortization.

          The "Adjustment by deferred tax" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank (BCRA) regulations do not contemplate the application of the deferred tax method.

          The Other Income GFG includes the financial income related to the negotiable obligations issued by the Bank net of administrative expenses.

                                                     GRUPO FINANCIERO / GALICIA


                                                     in millions of June 30, 2004 constant pesos
------------------------------------------------------------------------------------------------
Net Income by Business                                   FY 2004              Six month ended at
                                                     =================       ===================
                                                     2nd.Q       1st.Q       06/30/03   06/30/02
------------------------------------------------------------------------------------------------

Income from stake in Banco Galicia (93.58%)          2.4         (94.4)        (92.0)     (14.0)
Income from stake in Net Investment (87.5%)         (0.6)         (0.5)         (1.1)      (4.6)
Income from stake in Sudamericana Holding (87.5%)   (1.0)         (2.1)         (3.1)      (6.3)
Income from stake in Galicia Warrants (87.5%)       (0.2)          0.1          (0.1)      (3.4)
Adjustment result by deferred tax
  in subsidiary companies                           (7.8)        (12.5)        (20.3)     (10.4)
Other Income GFG                                    11.8          (2.6)          9.2      (19.1)
Income tax                                          (5.4)            -          (5.4)         -

Net Income for the period                           (0.8)       (112.0)       (112.8)     (57.8)
-------------------------------------------------------------------------------------------------

RECENT DEVELOPMENTS
-------------------

          Within the process of the restructuring of the foreign debt of the Bank, Grupo Galicia`s Shareholders' Meeting held on January 2nd, 2004, approved an increase in the capital stock of up to 149 million preferred shares mandatorily convertible into ordinary Class B shares at the first anniversary of issuance (each preferred share will be automatically converted into one class B share). The preferred shares are non-voting until they become ordinary shares and they are preferred in the case of a potential liquidation of Grupo Galicia.

          Those preferred shares were paid in cash, or with the Bank's subordinated bond. The subscription price was established at 0.49 $ per share based in two independent valuations on the bonds received.

          After the subscription period and the payment of the preemptive and accretion rights, the number of shares increased to 1,241,407,017. Since May 13, 2004 the preferred shares are listed in the Buenos Aires Stock Exchange and in the Cordoba Stock Exchange under the symbol GGAL6.

CONFERENCE CALL

Next week we will announce the date of the Conference Call to review those results.

                                                     GRUPO FINANCIERO / GALICIA
Grupo Financiero Galicia S.A
----------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                           In millions of pesos
-------------------------------------------------------------------------------------------------------------------------------
                                                                    06/30/04     03/31/04     12/31/03    09/30/03    06/30/03
-------------------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS                                                979.5      1,000.9        826.2       835.0       932.1

GOVERNMENT AND CORPORATE SECURITIES                                  2,096.4      2,747.7      2,865.2     2,777.3     1,487.7

LOANS                                                               11,560.8     11,218.8     11,049.6    10,668.3     9,576.0

OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                            6,337.3      6,130.4      6,197.4     6,495.0     7,709.0

EQUITY IN OTHER COMPANIES                                               80.8         83.8         87.1        88.3        94.0

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                                1,340.6      1,369.7      1,402.7     1,426.2     1,435.5

OTHER ASSETS                                                           490.2        481.0        497.4       481.4       485.9

TOTAL ASSETS                                                        22,885.6     23,032.3     22,925.6    22,771.5    21,720.2


DEPOSITS                                                             6,017.6      5,859.0      5,584.0     5,471.7     5,048.1
- Non-Financial Government Sector                                       11.4         15.8         12.4         5.1         4.9
- Financial Sector                                                      19.7         21.0         19.5        18.7         2.4
- Non-Financial Private Sector and Residents Abroad                  5,986.5      5,822.2      5,552.1     5,447.9     5,040.8
  - Current Accounts                                                 1,452.4      1,371.3      1,163.7     1,086.7       917.2
  - Savings Accounts                                                 1,088.2        970.4        818.9       783.2       500.1
  - Time Deposits                                                    2,798.6      2,803.7      2,838.5     2,786.0     2,569.7
  - Investment Accounts                                                  0.3          0.2          0.2         1.0         1.0
  - Other                                                              477.8        494.0        533.6       575.1       765.4
  - Accrued interest and quotation diferences payable                  169.2        182.6        197.2       215.9       287.4


OTHER BANKS AND INTERNATIONAL ENTITIES                               1,036.6      2,785.8      2,867.2     2,865.0     2,804.6

NEGOTIABLE OBLIGATIONS                                               3,822.9      2,282.6      2,392.9     2,425.2     1,545.0

OTHER LIABILITIES                                                   10,312.1     10,625.8     10,492.4    10,401.2    10,658.5

MINORITY INTERESTS                                                     107.9         99.9         97.9        95.2        94.8

TOTAL LIABILITIES                                                   21,297.1     21,653.1     21,434.4    21,258.3    20,151.0

SHAREHOLDERS' EQUITY                                                 1,588.5      1,379.2      1,491.2     1,513.2     1,569.2


INFLATION AND EXCHANGE RATE
Retail Price Index(%)(**)                                               2.16         1.12         1.05        0.51       (0.42)
Wholesale Price Index(%)(**)                                            2.11         1.54         3.42        1.20       (2.61)
C.E.R.(%)(**)                                                           2.08         0.76         0.83        0.31        0.44
Exchange Rate($/U$S)(***)                                             2.9607       2.8550       2.9330      2.9110      2.8075


(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550). Since quarter en ed 09.30.03 consolidated with Banco Galicia Uruguay
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source BCRA - Communique "A" 3500 -
      Reference Exchange Rate

                                                     GRUPO FINANCIERO / GALICIA


Grupo Financiero Galicia S.A
----------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                                 In millions of pesos
---------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                      06/30/04  03/31/04  12/31/03  09/30/03  06/30/03
---------------------------------------------------------------------------------------------------------------------

FINANCIAL INCOME                                                      486.4     337.4     327.8     385.6     301.2
- Interest on Cash and Due from Banks                                   0.0       0.0      (0.1)      0.1       0.0
- Interest on Loans to the Financial Sector                             0.9       1.9      (0.3)     36.2      34.2
- Interest on Overdrafts                                                5.4       6.8       9.1       7.7      10.0
- Interest on Notes                                                    26.6      20.4      36.6      89.5      36.1
- Interest on Mortgage Loans                                           16.9      17.3      17.7      24.5      36.7
- Interest on Pladge Loans                                              1.6       1.0       0.8       4.1       6.2
- Interest on Credit Card loans                                        41.6      38.0      34.2      32.1      31.3
- Interest on Other Loans                                               5.9       5.5       4.4      11.8       6.8
- Net Income from Government and Corporate Securities                  33.5      32.3      57.7      14.5      22.3
- On Other Receivables Resulting from Financial Brokerage              15.6      15.7      17.1      22.5      24.4
- Net Income from Guaranteed Loans-Decree 1387/01                      65.2      63.5      65.3      62.5      59.8
- Adjustment by application of adjusting index                        181.4     112.4      47.3      66.3      67.1
- Adjustment by application of CVS                                      9.5      19.4      35.0       0.0       0.0
- Other                                                                82.3       3.2       3.0      13.8     (33.7)

FINANCIAL EXPENSES                                                    272.0     331.1     261.8     (38.5)    335.8
- Interest on Demand Accounts Deposits                                  1.1       0.5       1.0      (5.6)      3.2
- Interest on Saving Accounts Deposits                                  0.9       1.2       0.9       0.8       0.7
- Interest on Time Deposits                                            17.6      25.2      29.5      38.3      72.8
- Interest on Loans from Financial Sector                               2.2       1.3       2.0       1.5       1.5
- For other Liabilities resulting from Financial Brokerage             10.1      80.2      90.8      83.3      79.4
- Other interest                                                       20.7     111.9     104.7      75.6     107.0
- Adjustment by application of adjusting index                        217.5      35.5      24.3       8.8      13.7
- Other                                                                 1.9      75.3       8.6    (241.2)     57.5

GROSS BROKERAGE MARGIN                                                214.4       6.3      66.0     424.1     (34.6)

PROVISIONS FOR LOAN LOSSES                                             41.0      55.6     (97.7)    260.6      64.3

INCOME FROM SERVICES, NET                                             107.2     100.3      99.1      93.3      88.6

ADMINISTRATIVE EXPENSES                                               158.0     146.9     148.0     155.3     131.6
- Personnel Expenses                                                   70.0      66.8      66.4      67.3      54.7
- Directors' and Syndics' Fees                                          0.8       0.7       0.5       0.3       0.4
- Other Fees                                                            5.3       4.3       5.9      10.0       3.1
- Advertising and Publicity                                             9.8       8.2       7.5       6.9       2.8
- Taxes                                                                14.6       8.3       7.8       8.8       6.9
- Other Operating Expenses                                             45.5      46.6      48.0      50.1      54.2
- Other                                                                12.0      12.0      11.9      11.9       9.5

MINORITY INTEREST                                                      (7.1)      2.4      (2.7)      0.4      (4.4)

INCOME FROM EQUITY INVESTMENTS                                         (1.1)      1.1      (1.5)     (2.0)    (10.1)

NET OTHER INCOME                                                     (108.9)    (18.4)   (133.5)   (169.7)     91.7

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                              0.0       0.0       0.1       0.0     (13.3)

INCOME TAX                                                              6.3       1.2       0.2      (0.2)    (10.2)

NET INCOME                                                             (0.8)   (112.0)    (23.0)    (69.6)    (67.8)


(*) Grupo Financiero Galicia, consolidated with subsidiary companies ( Art. 33 -
Law 19550).
Quarter ended 09/30/03 consolidated with Banco Galicia Uruguay S.A.
and subsidiaries (9 months)